Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS FINANCIAL AND OPERATING RESULTS
FOR THE FIRST QUARTER OF FISCAL YEAR 2015

VANCOUVER, British Columbia – August 14, 2014 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) (NYSE: SVM) reported its financial and operating results for the first quarter ended June 30, 2014 (“Q1 Fiscal 2015”).

The Company is pleased that operational improvements enacted in the prior fiscal year have attributed to favourable results in all aspects of operations. Compared to the same quarter last year, silver head grade improved from 200 grams per tonne (“g/t”) to 227 g/t, lead head grade increased from 2.7% to 3.3%, cash mining cost decreased 16% to $42.77 per tonne, and overhead costs decreased by 36% to $4.8 million in Q1 Fiscal 2015. Combined with more efficient capital spending, the Company’s cash and short-term investments balance increased to $80.2 million as at the end of the quarter.

FIRST QUARTER HIGHLIGHTS

  Silver production (excluding GC mine metal production) of 1.1 million ounces and gold production of 3,461 ounces;

  Lead production of 11.5 million pounds and zinc production1 of 1.2 million pounds;

  Sales of $30.6 million;

  Gross margin of 51%;

  Cash flows from operations of $13.8 million, or $0.08 per share;

  Net income of $2.7 million, or $0.02 per share;

  Cash cost per ounce of silver, net of by-product credits, of $0.46;

  All-in sustaining cost per ounce of silver, net of by-product credits, of $11.62; and

  Trial mining at the GC mine produced 48,396 tonnes of ore yielding an additional 145,000 ounces of silver, 1.5 million pounds of lead, and 2.3 million pounds of zinc.

FINANCIALS

In Q1 Fiscal 2015, net income attributable to equity holders of the Company was $2.7 million or $0.02 per share compared to $4.6 million, or $0.03 per share for the three months ended June 30, 2013 (“Q1 Fiscal 2014”).

In the current quarter, the Company’s financial results were mainly impacted by the following: (i) improved production cost control yielded higher profit margins of 51% compared to 44% in the same prior year quarter, (ii) general and administrative spending declined by 36% from the prior year quarter, offset by (iii) lower metal production as silver, lead and zinc production decreased 18%, 14%, and 67%, respectively and (iv) lower net realized silver price of $15.79 per ounce, which is 11% lower compared to $17.66 per ounce in the same prior year quarter.

In Q1 Fiscal 2015, the Company realized sales of $30.6 million, a decrease of 23% from $39.8 million in Q1 Fiscal 2014. Metal sales were mainly impacted by a lower net realized silver price and lower production, offset by higher head grades achieved.

Cost of sales in Q1 Fiscal 2015 was $15.0 million compared to $22.5 million in Q1 Fiscal 2014 and included cash costs of $11.9 million compared to $18.9 million in Q1 Fiscal 2014. The decrease in cost of sales is attributable to an overall decrease of 11% in production costs and 20% less ore production in the quarter compared to the prior year period.

The gross profit margin in Q1 Fiscal 2015 was 51% compared to 44% in Q1 Fiscal 2014. The increase in gross profit is mainly driven by the reduction of production cost offset by decreases in silver prices.

Cash flows from operations in Q1 Fiscal 2015 were $13.8 million or $0.08 per share, compared to $17.7 million, or $0.10 per share, in Q1 Fiscal 2014.

OPERATIONS

In Q1 Fiscal 2015, the Company produced 1.1 million ounces of silver, 3,461 ounces of gold, 11.5 million pounds of lead, and 1.2 million pounds of zinc, compared to 1.4 million ounces of silver, 3,777 ounces of gold, 13.5 million pounds of lead, and 3.7 million pounds of zinc, respectively, in Q1 Fiscal 2014. Metal production in this quarter was positively impacted by improved dilution control, which resulted in a 14% and 23% increase in silver and lead head grades. This was offset by a 20% decrease in ore mined which resulted in overall lower metal production.

Including the trial mining production from the GC mine, the total metal production in the quarter was 1.27 million ounces of silver, 13.0 million pounds of lead and 3.5 million pounds of zinc.

1. Ying Mining District, Henan Province, China

In Q1 Fiscal 2015, the total ore mined at the Ying Mining District was 173,485 tonnes compared to total ore production of 233,257 tonnes in Q1 Fiscal 2014. In the current quarter, the Company’s ongoing focus on dilution control resulted in 26% lower ore production. As a result of improved dilution control, silver and lead head grades at the Ying Mining District improved 14% and 23%, respectively, to 227 g/t for silver and 3.3% for lead, from 200 g/t for silver and 2.7% for lead, respectively, in Q1 Fiscal 2014.

In Q1 Fiscal 2015, the Ying Mining District produced 1.1 million ounces of silver, 822 ounces of gold, 11.5 million pounds of lead, and 1.2 million pounds of zinc, compared to 1.4 million ounces of silver, 1,282 ounces of gold, 13.1 million pounds of lead, and 2.9 million pounds of zinc in Q1 Fiscal 2014. The decrease in metals produced is mainly due to the lower ore production offset by improved head grades experienced in the quarter.

The cost control initiatives at the Ying Mining District yielded positive results in Q1 Fiscal 2015 where total and cash mining costs per tonne were $58.35 and $46.96, a 10% and 15% decrease, respectively, compared to $65.09 and $54.95, in Q1 Fiscal 2014. The overall decrease of 15% in cash mining costs per tonne was mainly due to reductions in (i) mining preparation expenditures; (ii) labour and material costs; and (iii) mine administration costs. On a per tonne basis, labour costs decreased 40%, mine administration costs decreased 33% and mining preparation expenditures decreased 18%, respectively, as compared to Q1 Fiscal 2014.

On the foundation of production cost efficiencies and lower overhead administrative costs, the all-in sustaining cost per ounce of silver, net of by-product credits, in this quarter, improved to $8.85 compared to $11.36 in the prior year quarter.

In Q1 Fiscal 2015, total ore milled was 169,480 tonnes, a decrease of 28% compared to 236,173 tonnes in Q1 Fiscal 2014. Cash milling costs were $12.16 compared to $12.06 in Q1 Fiscal 2014.

The consolidated operational results for the past five quarters at the Ying Mining District are summarized in the table below:

Quarterly opertional results - Ying Mining District
	Q1 2015	Q4 2014	Q3 2014	Q2 2014	Q1 2014
	30-Jun-14	31-Mar-14	31-Dec-13	30-Sep-13	30-Jun-13
Ore Mined (tonne)
Direct Smelting Ore (tonne)	928	393	715	503	963
Stockpiled Ore (tonne)	172,557	89,664	148,135	152,599	232,294
	173,485	90,057	148,850	153,102	233,257
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	928	393	715	503	963
Ore Milled (tonne)	168,552	90,879	149,040	156,790	235,210
	169,480	91,272	149,755	157,293	236,173
Metal Sales
Silver (in thousands of ounces)	1,126	582	883	1,021	1,364
Gold (in thousands of ounces)	0.8	0.4	0.9	0.9	1.3
Lead (in thousands of pounds)	11,529	5,165	8,814	9,519	13,063
Zinc (in thousands of pounds)	1,211	883	1,572	2,199	2,926
Head Grade of Run of Mine Ore
Silver (gram/tonne)	227	216	202	217	200
Lead (%)	3.3	2.7	2.9	2.9	2.7
Zinc (%)	0.7	0.6	0.7	1.0	0.8
Recovery Rate of Run of Mine Ore
Silver (%)	93.6	92.9	93.1	92.7	92.3
Lead (%)	95.8	95.3	95.7	94.8	94.6
Zinc (%)	56.8	62.4	64.2	68.5	68.4
Cash Mining Cost ($ per tonne)	46.96	49.04	50.59	45.22	54.95
Total Mining Costs($ per tonne)	58.35	60.85	60.89	56.08	65.09
Cash Milling Cost ($ per tonne)	12.16	15.08	16.00	14.89	12.06
Total Milling Cost ($ per tonne)	14.48	19.93	18.60	17.29	13.62
Cash Cost per Ounce of Silver ($)	0.46	2.82	2.00	0.49	3.23
Total Production Cost per Ounce of Silver ($)	2.92	5.86	4.39	3.41	5.33

2. BYP Mine, Hunan Province, China

In Q1 Fiscal 2015, the BYP mine processed 30,548 tonnes of ore compared to 29,975 tonnes in Q1 Fiscal 2014. In Q1 Fiscal 2015, the Company sold 2,639 ounces of gold compared to 2,338 ounces of gold in Q1 Fiscal 2014. Gold head grade for Q1 Fiscal 2015 was 2.8 g/t compared to 2.8 g/t in Q1 Fiscal 2014.

Certain capital upgrades are necessary at the BYP mine in order to sustain ongoing production. However, in consideration of the required expenditures and the current market environment, the Company has decided to defer such capital investments until a later time. As such, in August 2014, the Company has suspended mining activities at the BYP mine. As the BYP mine is not viewed as a core asset, the Company is considering various strategic options for this project.

Exploration and development expenditures at the BYP mine were $0.3 million in the current quarter compared to $1.6 million in the prior year quarter.

DEVELOPMENT AND EXPLORATION

1. Ying Mining District, Henan Province, China

During the quarter, the Company completed approximately 16,500 metres (“m”) of horizontal tunnels, raises and declines. Total exploration and development expenditures for the Ying Mining District were $8.1 million compared to $9.7 million in Q1 Fiscal 2014.

2. GC Project, Guangdong Province, China

During the quarter, with the temporary Safety Production Permit, the Company continued mine development, ramping up trial mining production, mill processing and stope preparation work. As at the end of July, the Company has passed the final site inspection for the Safety Production Permit. The issuance of the final Safety Production Permit is expected prior to the expiration of the temporary permit which was extended to the end of September 2014.

As part of trial mining activities in Q1 Fiscal 2015, the Company mined 48,396 tonnes of ore and milled 55,784 tonnes of ore, yielding 145,000 ounces of silver, 1.5 million pounds of lead, 2.3 million pounds of zinc and 3.6 million pounds of sulphur. The head grades at the GC mine were 110 g/t for silver, 1.4% for lead, 2.5% for zinc, and 9.0% for sulphur.

Total and cash mining cost per tonne were $64.62 and $42.23 respectively, while total and cash milling cost per tonne were $25.54 and $19.17. A summary of the operational and financial results1 of the GC mine are as follows:

GC Mine	Three months ended
June 30, 2014
Ore mined (tonne)	48,396
Ore milled (tonne)	55,784
Head Grades
Silver (gram/tonne)	110
Lead (%)	1.4
Zinc (%)	2.5
Sulphur (%)	9.0
Metal Production
Silver ('000 Oz)	145
Lead ('000 Lb)	1,461
Zinc ('000 Lb)	2,314
Sulphur ('000 Lb)	3,626
Production Cost
Cash production cost ($/tonne)	$61.40
Total production cost ($/tonne)	$90.16
Financials
Metal sales ('000s)	$4,437
Cash production cost ('000s)	$2,993
Total production cost ('000s)	$4,376
Cash profit margin (%)	33%

Based on the operational results in this quarter, the Company is pleased that the GC mine is approaching its expected operational level in accordance to the guidance for this fiscal year. Prior to

_______________________________________________________
1 Production in the trial mining phase at the GC mine is excluded from the Company’s total reported production results on page 10. Revenue from metal sales is offset against cost capitalized.

declaration of commercial production, the Company will continue to ramp up mining in the coming quarters to reach operational results that consistently and sustainably achieve our planned production. While the GC mine has not declared commercial production, revenue from metal sales is offset against costs capitalized.

In Q1 Fiscal 2015, $0.4 million (Q1 Fiscal 2014 - $6.2 million) of exploration and development expenditures were incurred at the GC mine.

Myles Gao, P.Geo., President & CEO, is the Qualified Person for Silvercorp under NI 43-101 and has reviewed and given consent to the technical information contained in this News Release.

This earnings release should be read in conjunction with the Company's Management Discussion & Analysis, Financial Statements and Notes to Financial Statements for the corresponding period, which have been posted on SEDAR at www.sedar.com and are also available on the Company's website at www.silvercorp.ca. All figures are in United States dollars unless otherwise stated.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company is currently developing the GC project in southern China which it expects will become its next operating mine. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Silvercorp Metals Inc.
Lorne Waldman
Senior Vice President
Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining District; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licences; title to properties; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2014 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

SILVERCORP METALS INC.
Condensed Consolidated Interim Balance Sheets
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

	June 30, 2014	March 31, 2014
ASSETS
Current Assets
Cash and cash equivalents	$68,813	$60,614
Short-term investments	11,422	12,864
Trade and other receivables	3,588	4,004
Inventories	5,433	5,362
Due from related parties	70	68
Prepaids and deposits	7,081	6,165
	96,407	89,077

Non-current Assets
Long-term prepaids and deposits	3,606	4,000
Investment in an associate	3,712	3,715
Other investments	1,590	2,393
Plant and equipment	101,441	101,876
Mineral rights and properties	274,095	266,258
TOTAL ASSETS	$480,851	$467,319

LIABILITIES AND EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$28,155	$23,802
Deposits received	7,805	7,031
Dividends payable	800	773
Income tax payable	2,106	515
Due to related parties	286	281
	39,152	32,402
Non-current Liabilities
Deferred income tax liabilities	17,380	16,536
Environmental rehabilitation	5,868	5,819
Total Liabilities	62,400	54,757

Equity
Share capital	233,513	233,513
Share option reserve	10,843	10,492
Reserves	25,409	25,409
Accumulated other comprehensive loss	(18,560)	(20,141)
Retained earnings	102,937	100,993
Total equity attributable to the equity holders of the Company	354,142	350,266

Non-controlling interests	64,309	62,296
Total Equity	418,451	412,562

TOTAL LIABILITIES AND EQUITY	$480,851	$467,319

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Income
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended June 30,
	2014	2013

Sales	$30,616	$39,835
Cost of sales	14,963	22,482
Gross profit	15,653	17,353

General and administrative	4,768	7,501
General exploration and property investigation	909	1,048
Other taxes	672	595
Foreign exchange loss (gain)	1,125	(1,881)
Loss on disposal of plant and equipment	-	28
Share of loss in associate	132	14
Loss on investments	15	574
Other income	(156)	(115)
Income from operations	8,188	9,589

Finance income	164	928
Finance costs	(32)	(33)
Income before income taxes	8,320	10,484

Income tax expense	3,685	4,000
Net income	$4,635	$6,484

Attributable to:
Equity holders of the Company	$2,744	$4,562
Non-controlling interests	1,891	1,922
	$4,635	$6,484

Earnings per share attributable to the equity holders of the Company
Basic earnings per share	$0.02	$0.03
Diluted earnings per share	$0.02	$0.03
Weighted Average Number of Shares Outstanding - Basic	170,883,808	170,781,058
Weighted Average Number of Shares Outstanding - Diluted	170,883,808	170,839,083

SILVERCORP METALS INC.
Condensed Consolidated Interim Statements of Cash Flow
(Unaudited) (Expressed in thousands of U.S. dollars, except for per share figures)

	Three Months Ended June 30,
	2014	2013
Cash provided by
Operating activities
Net (loss) income	$4,635	$6,484
Add (deduct) items not affecting cash:
Unwinding of discount of environmental rehabilitation	32	33
Depreciation, amortization and depletion	3,423	3,932
Share of loss in associate	132	14
Income tax expense (recovery)	3,685	4,000
Loss on investments	15	574
Loss on disposal of plant and equipment	-	28
Share-based compensation	351	715
Income taxes paid	(1,296)	(3,349)
Changes in non-cash operating working capital	2,849	5,261
Net cash provided by operating activities	13,826	17,692

Investing activities
Mineral rights and properties
Capital expenditures	(6,305)	(13,643)
Plant and equipment
Additions	(1,578)	(5,553)
Net redemptions of short-term investments	1,731	24,991
Proceeds on sale of a subsidiary (net of cash disposed, $4)	-	1,630
Net cash provided by (used in) investing activities	(6,152)	7,425

Financing activities
Related parties
Payments made	-	(1,207)
Cash dividends distributed	(775)	(4,160)
Net cash used in financing activities	(775)	(5,367)
Effect of exchange rate changes on cash and cash equivalents	1,300	(400)

Increase in cash and cash equivalents	8,199	19,350

Cash and cash equivalents, beginning of the period	60,614	72,283
Cash and cash equivalents included in assets held for sale	-	(52)
Cash and cash equivalents, end of the period	$68,813	$91,581

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended June 30, 2014
	Ying Mining
	District[1]	BYP	Total
Production Data
Mine Data
Ore Mined (tonne)	173,485	36,203	209,688
Run of Mine Ore (tonne)	169,480	30,548	200,028
Mining cost per tonne of ore mined ($)	58.35	30.61	53.56
Cash mining cost per tonne of ore mined ($)	46.96	22.70	42.77
Non cash mining cost per tonne of ore mined ($)	11.39	7.91	10.79
Unit shipping costs($)	4.77	-	3.95
Milling cost per tonne of ore milled ($)	14.48	14.33	14.46
Cash milling cost per tonne of ore milled ($)	12.16	13.29	12.33
Non cash milling cost per tonne of ore milled ($)	2.32	1.04	2.13
Average Production Cost
Silver ($ per ounce)	7.60	-	7.72
Gold ($ per ounce)	434	573	483
Lead ($ per pound)	0.36	-	0.37
Zinc ($ per pound)	0.30	-	0.31
Total production cost per ounce of Silver ($)	2.92		2.92
Total cash cost per ounce of Silver ($)	0.46		0.46
Total production cost per ounce of Gold ($)		573	573
Total cash cost per ounce of Gold ($)		455	455
All-in sustaining cost per ounce of Silver ($)[2]	8.85	15.06	11.62
All-in cost per ounce of Silver ($)[2]	11.03	16.06	14.58
Total Recovery of the Run of Mine Ore
Silver (%)	93.6		93.6
Gold (%)		89.7	89.7
Lead (%)	95.8		95.8
Zinc (%)	56.8		56.8
Head Grades of Run of Mine Ore
Silver (gram/tonne)	227		227
Gold (gram/tonne)		2.8	2.8
Lead (%)	3.3		3.3
Zinc (%)	0.7		0.7
Sales Data
Metal Sales
Silver (in thousands of ounces)	1,126	-	1,126
Gold (in thousands of ounces)	0.8	2.6	3.5
Lead (in thousands of pounds)	11,529	-	11,529
Zinc (in thousands of pounds)	1,211	-	1,211
Metal Sales
Silver (in thousands of $)	17,778	-	17,778
Gold (in thousands of $)	741	2,681	3,422
Lead (in thousands of $)	8,654	-	8,654
Zinc (in thousands of $)	762	-	762
	27,935	2,681	30,616
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	15.79	-	15.79
Gold ($ per ounce)	901	1,016	989
Lead ($ per pound)	0.75	-	0.75
Zinc ($ per pound)	0.63	-	0.63

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 BYP gold ounces converted to silver equivalent using a ratio of 50:1.

SILVERCORP METALS INC.
Mining Data
(Expressed in thousands of U.S. dollars, except for mining data figures)

	Three months ended June 30, 2013
	Ying Mining
	District[1]	X Mines[2]		BYP	Total
Production Data
Mine Data
Ore Mined (tonne)	233,257	-		29,075	262,332
Run of Mine Ore (tonne)	236,173	6,929	*	29,975	273,077
Mining cost per tonne of ore mined ($)	65.09	-		51.17	63.55
Cash mining cost per tonne of ore mined ($)	54.95	-		21.04	51.19
Non cash mining cost per tonne of ore mined ($)	10.14	-		30.13	12.35
Unit shipping costs($)	3.98	-		-	3.54
Milling cost per tonne of ore milled ($)	13.62	-		14.05	13.67
Cash milling cost per tonne of ore milled ($)	12.06	-		13.06	12.17
Non cash milling cost per tonne of ore milled ($)	1.56	-		0.99	1.50
Average Production Cost
Silver ($ per ounce)	9.63	-		-	9.96
Gold ($ per ounce)	546	-		926	616
Lead ($ per pound)	0.41	-		-	0.42
Zinc ($ per pound)	0.34	-		0.44	0.34
Total production cost per ounce of Silver ($)	5.33	-			5.33
Total cash cost per ounce of Silver ($)	3.23	-			3.23
Total production cost per ounce of Gold ($)				913	913
Total cash cost per ounce of Gold ($)				448	448
All-in sustaining cost per ounce of Silver ($)[3]	11.36	-		26.78	15.51
All-in cost per ounce of Silver ($)[3]	15.01	-		28.62	25.73
Total Recovery of the Run of Mine Ore
Silver (%)	92.3	-			92.3
Gold (%)				92.5	92.5
Lead (%)	94.6	-			94.6
Zinc ( %)	68.4	-			68.4
Head Grades of Run of Mine Ore
Silver (gram/tonne)	200	-			200
Gold (gram/tonne)				2.8	2.8
Lead (%)	2.7	-			2.7
Zinc (%)	0.8	-			0.8
Sales Data
Metal Sales
Silver (in thousands of ounces)	1,364	10	*	-	1,374
Gold (in thousands of ounces)	1.3	0.2	*	2.3	3.8
Lead (in thousands of pounds)	13,063	405	*	-	13,468
Zinc (in thousands of pounds)	2,926	484	*	282	3,692
Metal Sales
Silver (in thousands of $)	24,091	-		-	24,091
Gold (in thousands of $)	1,283	-		2,669	3,952
Lead (in thousands of $)	9,833	-		-	9,833
Zinc (in thousands of $)	1,806	-		153	1,959
	37,013	-		2,822	39,835
Average Selling Price,Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	17.66	-			17.66
Gold ($ per ounce)	1,001	-		1,141	1,092
Lead ($ per pound)	0.75	-			0.75
Zinc ($ per pound)	0.62	-		0.54	0.61

1 Ying Mining District includes mines: SGX, TLP, HPG&LM.
2 X Mines includes the XBG project and XHP project.
3 BYP gold ounces converted to silver equivalent using a ratio of 50:1.
* Represents development tunnelling ore at the X mines.